UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-29323

NOTIFICATION OF LATE FILING

(Check One):     ☒Form 10-K      ☐Form 11-K      ☐Form 20-F      ☐Form 10-Q      ☐Form N-SAR

For Period Ended:	December 31, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION
Full Name of Registrant: STAR ENERGY CORPORATION
Former Name if Applicable:
Address of Principal Executive Office (Street and number): 317 Madison Avenue, 21st floor
City, state and zip code: New York, New York 10017

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely file its Annual Report on Form 10-KSB for the year ended December 31, 2007 due to the delay in finalizing the company’s financial statements for the year ended December 31, 2007.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	Michael Kravchenko	212	500-5006
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	YES ☒	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	YES ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made. SEE EXHIBIT A

STAR ENERGY CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2007	By:
Michael Kravchenko, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

Registrant expects to report a loss of approximately $8.9 million for the year ended December 31, 2007, with no sales, compared to a loss of $1,170,011 for the year ended December 2006 on net sales of $32,923. The increased loss was primarily due to interest expense (including deferred financing costs) related to the $7.5 million 8% convertible debentures issued by the Company in February 2007, increased due diligence and travel expenses with respect to potential acquisition targets, salaries and benefits resulting from increased staffing, stock-based compensation to officers, directors and employees, professional fees primarily related to SEC reporting, office and general expenses, investor and public relations costs, consulting fees, expiration of options to acquire oil and gas properties, and advertising and promotion expenses.